SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2
(Amendment No.     )*

Estre Ambiental, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3206V100

(CUSIP Number)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100		13G

1.	Names of Reporting Persons EnTrustPermal Partners Offshore LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,188,600

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 14,188,600

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,188,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 28.7%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. G3206V100	13G

Item 1(a).	Name of Issuer: Estre Ambiental, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 – SP, Brazil.

Item 2(a).	Name of Person Filing: This statement is filed by EnTrustPermal Partners Offshore LP (the “Reporting Person”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of the Reporting Person is 375 Park Avenue, 24th Floor, New York, New York 10152.
Item 2(c).	Citizenship: The Reporting Person is a Delaware limited partnership.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).*

*The Ordinary Shares are the class of securities of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Person beneficially holds 10,440,000 Ordinary Shares and warrants to purchase 3,748,600 Ordinary Shares (the “Warrants”). As a result of the consummation of the business combination (the “Business Combination”) on December 21, 2017 by and among the Issuer, formerly known as Boulevard Acquisition Corp II Cayman Holding Company, Estre USA Inc., formerly known as Boulevard Acquisition Corp. II, and Estre Ambiental S.A., each Warrant will become exercisable for one Ordinary Share beginning on January 29, 2018, at a price of $11.50 per share.

Item 2(e).		CUSIP Number: G3206V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. G3206V100	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 14,188,600 Ordinary Shares
	(b)	Percent of class: 28.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 14,188,600
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 14,188,600
		(iv)	Shared power to dispose or to direct the disposition of: 0

The Reporting Person may be deemed to have voting and dispositive power over the 10,440,000 Ordinary Shares and Warrants to purchase 3,748,600 Ordinary Shares held by Avenue Boulevard Co-Investment Vehicle, LLC (“Avenue Boulevard Co-Investment”), which collectively, represent 28.7% of the total Ordinary Shares issued and outstanding as of December 21, 2017, based on an aggregate of 45,636,732 Ordinary Shares issued and outstanding as of December 21, 2017, as reported in the Report of the Issuer on Form 6-K that was filed with the Securities and Exchange Commission on December 28, 2017.  Avenue Boulevard Co-Investment serves as an investment vehicle for certain advisory clients of the Reporting Person and its affiliated advisory entities. The Reporting Person and its affiliated advisory entities are members of the EnTrustPermal group of companies, which itself is ultimately owned 65% by Legg Mason Inc. and 35% by Gregg S. Hymowitz and entities controlled by him.

As a result of the Business Combination each Warrant will become exercisable beginning on January 29, 2018 and will expire on December 21, 2022 or earlier upon redemption or liquidation. Each Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per share. Ordinary Shares issuable upon exercise of the Warrants are included in the number of Ordinary Shares beneficially owned by the Reporting Person as set forth above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. G3206V100	13G

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2018

ENTRUSTPERMAL PARTNERS OFFSHORE LP

By:	/s/ Bruce Kahne
Name: Bruce Kahne
Title: General Counsel/CCO